

SECUR

19006412

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

SEC Mail Processing

MAR 01 2019

Washington, DC

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SEC FILE NUMBER
8-65870

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 AND ENDING 12/31/2018
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CapFinancial Securities, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

4208 Six Forks Road Suite 1700
(No. and Street)

Raleigh	NC	27609
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Denise Buchanan   919.870.6822
                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor Tillery & Roberts, LLP
(Name – *if individual, state last, first, middle name*)

3605 Glenwood Avenue, Suite 350	Raleigh	NC	27612
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Denise Buchanan _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

CapFinancial Securities, LLC _____ as

of December 31 _____, 20 18 _____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

SEC Mail Processing

MAR 01 2019

Washington, DC

_____
Signature

Chief Compliance Officer
Title

_____
Notary Public

ALLISON V HUBBELL
NOTARY PUBLIC
WAKE COUNTY, NC
My Commission Expires 5-29-2021

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✓] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [✓] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BATCHELOR, TILLERY & ROBERTS, LLP

CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Board of Directors
CapFinancial Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying balance sheet of CapFinancial Securities, LLC (the "Company") as of December 31, 2018, and the related statements of income and member's capital, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information in schedules 1-4 has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Batchelor, Tillery & Roberts, LLP

We have served as the Company's auditor since 2015, and the Company's parent company since 2007.

Raleigh, North Carolina
February 22, 2019

CAPFINANCIAL SECURITIES, LLC
(A Wholly-Owned Subsidiary of The CapFinancial Group, LLC)

Balance Sheet

December 31, 2018

	2018
Assets	
Current assets:	
Cash and cash equivalents	$ 716,758
Accounts receivable - other	2,324
Accounts receivable - related party	266,697
Broker dealer revenue receivable	137,033
Prepaid expenses	86,253
Total current assets	1,209,065
	$ 1,209,065
Liabilities and Member's Capital	
Current liabilities:	
Accounts payable	$ 832
Accounts payable - related party	291,135
Commissions payable	45,193
Accrued expenses	6,615
Total current liabilities	343,775
Member's capital	865,290
	$ 1,209,065

See accompanying notes to the financial statements.

CAPFINANCIAL SECURITIES, LLC
(A Wholly-Owned Subsidiary of The CapFinancial Group, LLC)

Statement of Income and Member's Capital

Year ended December 31, 2018

		2018
Revenues:		
Commissions on exchange listed securities executed on exchanges	$	1,208,092
Fees for account supervision, investment advisory, and administrative services		1,773,918
Other operating revenue		1,030,743
		4,012,753
Operating expenses:		
Compensation		373,182
Clearing/execution and fees		77,047
Expense sharing services		2,497,088
Registration and fees		244,873
Insurance		12,128
Taxes and licenses		6,746
Miscellaneous		21,018
		3,232,082
Operating income		780,671
Other income:		
Other income		28,564
Total other income		28,564
Net income		809,235
Member's capital, beginning of year		1,656,055
Distributions		(1,600,000)
Member's capital, end of year	$	865,290

See accompanying notes to the financial statements.

CAPFINANCIAL SECURITIES, LLC
(A Wholly-Owned Subsidiary of The CapFinancial Group, LLC)

Statement of Cash Flows

Year ended December 31, 2018

		2018
Cash flows from operating activities:		
Net income	$	809,235
Adjustments to reconcile net income		
to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable - other		34,851
Accounts receivable - related party		(249,974)
Broker dealer revenue receivable		(1,856)
Prepaid expenses		(5,878)
Accounts payable		(7,465)
Accounts payable - related party		709
Commissions payable		612
Accrued expenses		6,615
Net cash provided by operating activities		586,849
Cash used in financing activities:		
Net cash used in financing activities - distributions		(1,600,000)
Net decrease in cash and cash equivalents		(1,013,151)
Cash and cash equivalents, beginning of year		1,729,909
Cash and cash equivalents, end of year	$	716,758

See accompanying notes to the financial statements.

4

(1) Organization and Significant Accounting Policies

The Company was formed as CapFinancial Securities, LLC, (the "Company"), a North Carolina limited liability company, on November 21, 2013. The Company operates in North Carolina and as of December 31, 2018 is authorized as a foreign LLC in 33 other states. The Company is a wholly-owned subsidiary of The CapFinancial Group, LLC ("Group" or "Parent"), who is a successor by merger to The CapFinancial Group, Inc., and is a broker-dealer in securities registered in 50 states and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's securities are cleared through a clearing broker-dealer. The Company does not maintain customers' security accounts nor does it perform custodial functions related to customer securities. On January 1, 2015, the Company succeeded the broker/dealer operations of CapFinancial Partners, LLC ("Partners"), also a majority-owned subsidiary of Group. Until December 31, 2014, Partners, doing business as CAPTRUST Financial Advisors, was registered as an investment advisor under the Investment Advisers Act of 1940 and as a broker/dealer under the Securities Exchange Act of 1934 (as a "dual registrant"). Due to a corporate restructuring, on January 1, 2015, the Company succeeded the broker/dealer business of Partners upon a "succession by amendment" filing.

Revenue Recognition

The Company generally recognizes revenue pursuant to the terms of its investment advisory agreements or portfolio management account agreements on a quarterly basis at the beginning of each calendar quarter and such revenue is amortized over the quarter. Some revenue is invoiced and recognized on a monthly basis. Revenue related to commissions, money market interest and securities transactions are recognized as revenue in the month earned.

Basis of Presentation

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

For purposes of the financial statements, cash and cash equivalents include cash, deposits in interest-bearing accounts, and other financial instruments with original maturities of less than three months.

Accounts Receivable

Accounts receivable are recorded at net realizable value consisting of the carrying amount less the allowance for doubtful accounts. Accounts receivables are considered past due based on contractual terms. Uncollectible accounts are charged off when all reasonable efforts to collect the accounts have been exhausted. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. Although the Company does not currently foresee a credit risk associated with these receivables, repayment is dependent on the financial stability of the companies involved. The Company provides an allowance for doubtful receivables in amounts equal to the estimated collection losses that will be incurred. The allowance for doubtful accounts as of December 31, 2018 was $0.

(1) Organization and Significant Accounting Policies, Continued

Income Taxes

The Company is treated as a disregarded entity for income tax purposes and its parent entity, Group, is taxed as a partnership under the Internal Revenue Code whereby its income is taxed to its members. Therefore, there is no provision for income taxes for the Company. Management does not believe the financial statements include any significant uncertain tax positions. Tax years ending December 31, 2016 through December 31, 2018 remain open for examination by taxing authorities as of the date of this report. .

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. Cash and cash equivalents are maintained at financial institutions and, at times, balances may exceed federally insured limits. Accounts are insured by the Federal Deposit Insurance Corporation up to at $250,000 at each financial institution. The Company's uninsured cash balance was $217,897 at December 31, 2018.

(2) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain minimum net capital of $250,000, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2018, the Company had net capital of $372,983, which was $122,983 in excess of required net capital, and its ratio of aggregate indebtedness to net capital was .92 to 1.

(3) Related Parties

Effective January 1, 2015, the Company entered into an amended and restated expense sharing agreement with Partners. The agreement requires the Company to make payments to Partners to cover the cost of shared services. During the year ended December 31, 2018, the Company's portion of the shared services expenses totaled $2,497,088 under this agreement. As of December 31, 2018, the net amount due to Partners totaled $291,135.

In addition, the Company incurs certain clearing/execution fees that are passed along to Partners. During the year ended December 31, 2018, the Company charged Partners $1,165,409. These fees were netted against clearing/execution fees in the accompanying statement of income and member's capital. As of December 31, 2018, the net amount due from Partners totaled $266,697.

(4) Subsequent Events

The date to which events occurring after December 31, 2018, the date of the most recent balance sheet, have been evaluated for possible adjustment to the financial statements or disclosure is February 22, 2019, the date the financial statements were available to be issued.

SUPPLEMENTAL SCHEDULES

CAPFINANCIAL SECURITIES, LLC
(A Wholly-Owned Subsidiary of The CapFinancial Group, LLC)

Supplemental Schedule of Changes in Member's Capital

Year ended December 31, 2018

Balance, December 31, 2017	$	1,656,055
Net income for 2018		809,235
Distributions		(1,600,000)
Balance, December 31, 2018	$	865,290

CAPFINANCIAL SECURITIES, LLC
(A Wholly-Owned Subsidiary of The CapFinancial Group, LLC)

Supplemental Schedule of Computation and Reconciliation of
Net Capital in Accordance with Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2018

		2018
Net capital:		
Total member's equity	$	865,290
Deduct: Non-allowable assets		(492,307)
Deduct: Securities haircuts		-
Net capital	$	372,983
Aggregate indebtedness:		
Accounts payable	$	832
Accounts payable - related party		291,135
Commissions payable		45,193
Accrued expenses		6,615
Total	$	343,775
Net capital requirements:		
Broker-dealer	$	250,000
Net capital in excess of requirements		122,983
Net capital as computed above	$	372,983
Ratio of aggregate indebtedness to net capital		.92 to 1

There are no material differences between the preceding computation and the Company's corresponding
unaudited Part II of Form X-17A-5 as of December 31, 2018.

CAPFINANCIAL SECURITIES, LLC
(A Wholly-Owned Subsidiary of The CapFinancial Group, LLC)

Supplemental Schedule of Computation for Determination
of Reserve Requirements Pursuant to Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

CAPFINANCIAL SECURITIES, LLC
(A Wholly-Owned Subsidiary of The CapFinancial Group, LLC)

Supplemental Schedule of Information for Possession or
Control Requirements Under Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

BATCHELOR, TILLERY & ROBERTS, LLP

CERTIFIED PUBLIC ACCOUNTANTS

POST OFFICE BOX 18068

RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Board of Directors
CapFinancial Securities, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) CapFinancial Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (exemption provisions), and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Batchelor, Tillery & Roberts, LLP

Raleigh, North Carolina
February 22, 2019

EXEMPTION STATEMENT

CapFinancial Securities, LLC ("Company") is a registered broker-dealer subject to SEC Rule 17a-5 ("Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

CapFinancial Securities, LLC claims an exemption from SEC Rule 15c3-3, during the year ended December 31, 2018, pursuant to paragraph k(2)(ii).

CapFinancial Securities, LLC met the identified exemption provisions throughout the year ended December 31, 2018 without exception.

Denise Buchanan, CCO

2/22/2019

Date

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

The Board of Directors
CapFinancial Securities, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by CapFinancial Securities, LLC and SIPC, solely to assist you and SIPC in evaluating CapFinancial Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. CapFinancial Securities, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor Tilery & Roberts, LLP

February 22, 2019

CAPFINANCIAL SECURITIES, LLC

Schedule of Assessment and Payments

Year ended December 31, 2018

Assessment for December 31, 2018	$	2,708
Less:		
Paid August 6, 2018		(1,585)
Paid February 8, 2019		(1,123)
Assessment due March 1, 2019	$	NONE